

Mail Stop 4546

December 22, 2016

Mr. John C. Molina, J.D.
Chief Financial Officer
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, CA 90802

      Re: **Molina Healthcare, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed February 26, 2016
               File No. 1-31719

Dear Mr. Molina:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Angela M. Connell

                    Angela M. Connell
                    Accounting Branch Chief
                    Office of Healthcare and Insurance